UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2020

Commission File Number: 333-159793-01

TELESAT CANADA

(Translation of registrant’s name into English)

160 Elgin Street, Suite 2100, Ottawa, Ontario, Canada K2P 2P7

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐   No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐   No ☒

Transaction Agreement

On November 23, 2020, Telesat Canada, a Canadian corporation (“Telesat”), entered into a Transaction Agreement and Plan of Merger (as it may be amended from time to time, the “Transaction Agreement”) with Loral Space & Communications Inc., a Delaware corporation (“Loral”), Telesat Partnership LP, a limited partnership formed under the laws of Ontario, Canada (“Telesat Partnership”), Telesat Corporation, a newly formed corporation incorporated under the laws of the Province of British Columbia, Canada and the sole general partner of Telesat Partnership (“New Telesat”), Telesat CanHold Corporation, a corporation incorporated under the laws of British Columbia, Canada and wholly owned subsidiary of Telesat Partnership (“Telesat CanHoldco”), Lion Combination Sub Corporation, a Delaware corporation and wholly owned subsidiary of Loral (“Merger Sub”), Public Sector Pension Investment Board, a Canadian Crown corporation (“PSP Investments”), and Red Isle Private Investments Inc., a Canadian corporation and wholly owned subsidiary of PSP Investments (“Red Isle”), under which Merger Sub will merge with and into Loral, with Loral surviving the merger as a wholly owned subsidiary of Telesat Partnership (the “Merger”), and Loral stockholders receiving common shares of New Telesat and/or units of Telesat Partnership that will be exchangeable for common shares of New Telesat as more fully described below (the “Transaction”).

Transaction

At the effective time of the Merger (the “Effective Time”), each share of Loral common stock outstanding immediately prior to the Effective Time will be converted into the right to receive (a) if the Loral stockholder validly elects to receive Telesat Partnership Units pursuant to the Merger (a “Unit Election”), one (1) newly issued Class A unit of Telesat Partnership (“Class A Units”) if such Loral stockholder is Canadian (as such term is defined in the Investment Canada Act), otherwise one (1) newly issued Class B unit of Telesat Partnership (“Class B Units” and, together with the Class A Units and Class C Units (as defined below), the “Telesat Partnership Units”), or (b) if the Loral stockholder validly makes an election to receive common shares of New Telesat (a “Common Shares Election”) or does not validly make a Unit Election, one (1) newly issued Class A common share of New Telesat (the “Class A Shares”) if such Loral stockholder is Canadian (as such term is defined in the Investment Canada Act), otherwise one (1) newly issued Class B common share of New Telesat (the “Class B Shares”). The Telesat Partnership Units will be subject to exchange for New Telesat shares (x) at the election of the holder beginning six months following the Effective Time and (y) in certain other circumstances.

Upon satisfaction of the terms and subject to the conditions set forth in the Transaction Agreement, the Transaction will result in the current stockholders of Loral, PSP Investments and the other shareholders in Telesat (principally current or former management of Telesat) owning approximately the same percentage of equity in Telesat indirectly through New Telesat and/or Telesat Partnership as they currently hold (indirectly in the case of Loral stockholders and PSP Investments) in Telesat, New Telesat becoming the publicly traded general partner of Telesat Partnership and Telesat Partnership indirectly owning all of the economic interests in Telesat, except to the extent that the other shareholders in Telesat elect to retain their direct interest in Telesat.

While the exchange of Loral stock for New Telesat shares is anticipated to be taxable to U.S. stockholders to the extent of any gain, Loral stockholders may elect to receive Telesat Partnership Units in lieu of receiving New Telesat shares. Receipt of the Telesat Partnership Units is anticipated to be tax deferred to U.S. stockholders. The Telesat Partnership Units, while not transferable, will otherwise have substantially the same economic and voting rights as the corresponding class of the New Telesat shares. Loral stockholders who elect to receive Telesat Partnership Units will, however, be required to hold their Telesat Partnership Units for at least six months before they may exchange their Telesat Partnership Units for New Telesat shares. The exchange of Telesat Partnership Units for New Telesat shares is anticipated to be taxable to U.S. stockholders.

Listing

It is a condition to the completion of the Transaction that the Class A Shares and the Class B Shares be listed on a U.S. securities exchange. Listing on any such exchange will be subject to fulfillment of the listing requirements of the relevant exchange. If the Transaction is completed, Loral’s publicly traded stock will be delisted from NASDAQ and deregistered under the Exchange Act, and Loral will no longer file periodic reports with the U.S. Securities and Exchange Commission (the “SEC”).

Inducement Payment

In order to induce PSP Investments and Red Isle to enter into the Transaction Agreement, Loral will pay to Red Isle an “inducement payment” in the amount of $7,000,000 upon consummation of the Transaction; however, if Loral does not have sufficient cash to pay the inducement payment in full, Telesat Partnership will pay to Red Isle the balance of the amount owed multiplied by a gross-up factor.

Effect of Transaction on Loral Restricted Stock Units

Prior to the Effective Time, Loral will take all actions necessary to provide that each restricted stock unit in respect of Loral common stock that is outstanding immediately prior to the Effective Time will be converted into the right to receive the merger consideration in respect of each share of Loral common stock underlying such restricted stock unit in accordance with the Transaction Agreement as if such underlying shares were outstanding immediately prior to the Effective Time.

Terms of the Partnership Units

In connection with the consummation of the Transaction, New Telesat, PSP Investments, Red Isle and each other person who will be admitted to Telesat Partnership as a limited partner in accordance with the provisions thereof, which will include each Loral stockholder who makes a Unit Election, will enter into an amended and restated partnership agreement of Telesat Partnership (the “Partnership Agreement”), which will govern Telesat Partnership and set out the terms of the Telesat Partnership Units. Once in effect, subject to specified exceptions, the Partnership Agreement may be amended only with the affirmative vote of each of: (i) a simple majority of the votes cast by the shareholders of New Telesat, (ii) a majority of the holders of Telesat Partnership Units and general partnership units of Telesat Partnership, (iii) a simple majority of the votes cast by the shareholders of New Telesat, other than PSP Investments, MHR Fund Management LLC (together with its affiliates that hold Loral common shares, “MHR”) and their respective affiliates, and (iv) a majority of the holders of Telesat Partnership Units other than PSP Investments and MHR and general partnership units of Telesat Partnership.

Pursuant to the Partnership Agreement, New Telesat, as general partner, will manage Telesat Partnership, and, by entering into the Partnership Agreement, each limited partner will appoint New Telesat, in its capacity as general partner, as such limited partner’s attorney for property to act on its behalf in connection with Telesat Partnership’s administrative and operational matters. As limited partners, the liability of each of the holders of Telesat Partnership Units for the debts, liabilities and obligations of Telesat Partnership will, subject to applicable law, be limited to the amount of such limited partner’s capital contribution into Telesat Partnership, plus its share of any undistributed income of Telesat Partnership.

Holders of Telesat Partnership Units will vote at the New Telesat level through a voting trust providing to such holders voting rights commensurate with those of the corresponding class of New Telesat shares. Because of this and to avoid dilution of the voting powers of the holders of Telesat Partnership Units, the Partnership Agreement provides that, generally, for so long as any Telesat Partnership Units not owned by the general partner are outstanding, New Telesat may not issue or distribute new shares in the capital of, or other interests in, New Telesat unless Telesat Partnership also issues or distributes an equivalent class and type of securities to the holders of Telesat Partnership Units.

Upon the effectiveness of the Partnership Agreement, the holders of Telesat Partnership Units will generally be entitled to attend meetings of New Telesat’s shareholders and receive copies of all proxy materials, information statements and other written communications, including from third parties, given in respect of New Telesat shares. Holders of Telesat Partnership Units may not withdraw capital from Telesat Partnership. Telesat Partnership will make distributions to New Telesat sufficient to fund its operations as a holding company and will generally make all other distributions to its partners pro rata. New Telesat and Telesat Partnership will generally declare such distributions concurrently.

Golden Share

New Telesat will issue a “Golden Share,” which will be held and voted by a trust established in Canada (the “Trust”). The voting power attributed to the Golden Share will be variable such that the aggregate number of votes cast by Canadians (as such term is defined in the Investment Canada Act), including Red Isle, with respect to a particular matter will equal a simple majority of all votes cast in respect of such matter in order to ensure that Canadians (as such term is defined in the Investment Canada Act) maintain the majority of the aggregate voting power of New Telesat. Further, in order to maintain New Telesat’s status as Canadian (as such term is defined in the Investment Canada Act) for regulatory and financing purposes following consummation of the Transaction, shareholders (or any voting group of shareholders) who are not Canadian (as such term is defined in the Investment Canada Act) will not be permitted to exercise one-third or more of the aggregate voting power of New Telesat on any matter, and any votes in excess of such amount will instead be attributed to the Golden Share. By virtue of the voting trust mechanism, the Golden Share will be voted consistent with the votes cast by holders of the Class A Shares, the Class A Units and, other than in the case of the election of directors of New Telesat, the Class C fully voting shares of New Transit (the “Class C Fully Voting Shares”), the Class C limited voting shares of New Telesat (the “Class C Limited Voting Shares”, together with the Class C Fully Voting Shares, the “Class C Shares”) and the Class C units of Telesat Partnership (the “Class C Units”). The Class C Shares and Class C Units will be held only by PSP Investments and/or its affiliates and, in respect of the Class C Shares, will automatically convert to Class A Shares or Class B Shares (depending upon whether the recipient can demonstrate if it is Canadian) if sold or transferred to anyone other than PSP Investments or its affiliates.

As holder of the Golden Share, the Trust will also receive notice of and the right to attend all meetings of New Telesat and to cast its votes in person or by proxy in accordance with the terms of the amended and restated organizational documents of New Telesat (the “New Telesat Articles”).

New Telesat Board of Directors

Pursuant to the Transaction Agreement, the board of directors of New Telesat, as of immediately following the consummation of the Transaction, will comprise (A) three directors designated by MHR (the “MHR Designees”), or if any such persons are unable or unwilling to serve as such, a replacement designated pursuant to an investor rights agreement entered into between MHR and New Telesat on November 23, 2020 (the “MHR Investor Rights Agreement”); (B) three directors designated by PSP Investments and its affiliates (the “PSP Investments Designees”), or if any such persons are unable or unwilling to serve as such, a replacement designated pursuant to an investor rights agreement entered into between PSP Investments and New Telesat on November 23, 2020 (together with the MHR Investor Rights Agreement, the “Investor Rights Agreements”); (C) initially, the individuals designated pursuant to the provisions of the Transaction Agreement, and thereafter, the individuals designated by the Nominating Committee of the board of directors of New Telesat (the “Nominating Committee”); and (D) the Chief Executive Officer of New Telesat.

Prior to an “unwind transaction” (as such term is defined in the New Telesat Articles), at least a majority of the members of the board of directors of New Telesat must be Canadians (as such term is defined in the Investment Canada Act) nominated by one of: (i) the Nominating Committee, (ii) PSP Investments or one of its or MHR’s affiliates who is Canadian (as such term is defined in the Investment Canada Act) or (iii) another New Telesat shareholder who is Canadian (as such term is defined in the Investment Canada Act).

Pursuant to the Investor Rights Agreements, each of PSP Investments and MHR will have the exclusive right to fill vacancies of any directorship for which it has the right to designate a PSP Investments Designee or MHR Designee, respectively. The number of PSP Investments Designees and MHR Designees will each be reduced to two, one and zero if PSP Investments or MHR owns less than 25%, 15% or 5% of the New Telesat shares and Telesat Partnership Units outstanding upon consummation of the Transaction. The number of independent directors that the Nominating Committee may designate is increased by one for each such reduction in PSP Investments Designees or MHR Designees.

The foregoing description of the Investor Rights Agreements is not complete and is qualified in its entirety by reference to the Investor Rights Agreements, which are filed as Exhibits 99.1 and 99.2 hereto and are incorporated herein by reference.

Representations, Warranties and Covenants.

Pursuant to the Transaction Agreement, each of Telesat, New Telesat, Telesat Partnership, Telesat CanHoldco, PSP Investments, Red Isle and Loral make customary representations and warranties and have agreed to customary covenants. Each of Telesat, Loral and PSP Investments have agreed to certain exclusivity provisions under the Transaction Agreement that, among other things, limit its ability to solicit, discuss or provide information in respect of alternative proposals for a transaction that relates to 15% or more of the outstanding equity, total assets, consolidated net revenues or net income of Telesat or Loral. Furthermore, subject to customary exceptions, the Transaction Agreement provides that, in certain circumstances, Loral may pursue and enter into transactions with respect to certain alternative proposals for a transaction that relates to 50% or more of the outstanding equity, total assets, consolidated net revenues or net income of Loral and the board of directors of Loral may change or withdraw its recommendation that the Loral stockholders vote to approve the Transaction.

Conditions to the Transaction

The closing of the Transaction is subject to a number of conditions, including (i) approval of (A) a majority of the outstanding Loral voting common stock and (B) a majority of the outstanding Loral voting common stock not held by MHR, PSP Investments, any other party to the Transaction Agreement or any of their respective affiliates; (ii) the parties having obtained certain regulatory consents and approvals; (iii) no legal proceedings having been commenced that would enjoin or prohibit the consummation of the Transaction; (iv) the listing of the Class A Shares and Class B Shares on a U.S. securities exchange; (v) no “Material Adverse Effect” having occurred; (vi) Telesat remaining in good standing with respect to its material debt obligations; (vii) accuracy of certain representations (subject to certain qualifications as to materiality) and material performance of certain covenants by the parties, subject to specified exceptions; (viii) effectiveness of the registration statement on Form F-4 and Canadian preliminary and final prospectuses in respect of the Transaction; (ix) no United States, Canadian or Spanish governmental agency having commenced civil or criminal proceeding against Loral alleging that any member of the “Loral Group” has criminally violated any law, and no member of the “Loral Group” having been indicted or convicted for, or plead nolo contendere to, any such alleged criminal violation; (x) Loral remaining solvent and not having entered into any bankruptcy or related proceeding; and (xi) the delivery by the parties of certain closing deliverables.

Termination; Termination Fees

If the Transaction Agreement is not adopted by Loral stockholders or if the Transaction is not completed for any other reason, notice thereof will be given to the applicable party or parties specifying the provision of the Transaction Agreement pursuant to which such termination is made (other than in the case of termination pursuant to written consent of Loral and PSP Investments or as required by a final and non-appealable legal restraint, as described below), and the Transaction Agreement will immediately become void and of no further force or effect, without any liability on the part of any party or its respective representatives.

The circumstances under which the Transaction Agreement may be terminated and the remedies upon termination are, in general:

By written consent of Loral and PSP Investments;

•	By Loral or PSP Investments, by written notice to the other parties, if any final and non-appealable legal restraint is in effect that prohibits the parties from consummating the Transaction (subject to such party’s compliance with its obligations under the Transaction Agreement to cooperate with Telesat to take reasonably necessary actions to contest and have vacated or overturned any such legal restraint);

•	By Loral or PSP Investments, if the Transaction has not closed within 12 months after the signing date (subject to certain extensions as set forth in the Transaction Agreement), provided that such party is not in material default of its obligations under the Transaction Agreement;

•	If the Loral stockholders fail to approve the Transaction with no other deal having been announced, Loral will be obligated to pay PSP Investments a partial break-fee of $6,550,000, and will be obligated to pay PSP Investments a full break-fee of $22,910,000 if Loral enters into another transaction within 12 months following the date of such termination, such transaction is consummated and neither Red Isle nor PSP Investments is a co-bidder or other direct equity participant in such proposal, or otherwise expressly consents in writing to Loral entering into such transaction;

•	If Loral terminates the Transaction Agreement to pursue a transaction with respect to a superior proposal and neither Red Isle nor PSP Investments is a co-bidder or other direct equity participant in such proposal, or otherwise expressly consents in writing to Loral entering into such transaction, changes its recommendation or breaches its duty to hold the Loral stockholder meeting to approve the Transaction, Loral is obligated to pay PSP Investments a full break-fee of $22,910,000; and

•	If the Transaction fails to close due to either Loral’s or PSP Investments’ willful breach, the breaching party is obligated to pay a willful breach fee of $40,000,000 to the other party.

The parties are entitled to specific performance of the terms of the Transaction Agreement and of the transactions contemplated by the Transaction Agreement. If a party chooses not to seek specific performance, or if such party seeks specific performance in a legal proceeding but such specific performance is not available or is otherwise not granted, the right to receive a partial break-fee, full break-fee or willful breach fee, as applicable, is the sole and exclusive remedy of the parties following the termination of the Transaction Agreement.

The foregoing description of the Transaction Agreement is not complete and is qualified in its entirety by reference to the Transaction Agreement, which is filed as Exhibit 99.3 hereto and is incorporated herein by reference.

The Transaction Agreement governs the contractual rights between the parties in relation to the Transaction. The Transaction Agreement has been filed as an exhibit to this Current Report on Form 6-K to provide investors with information regarding the terms of the Transaction Agreement and is not intended to modify or supplement any factual disclosures about Telesat in its public reports filed with the SEC. In particular, the Transaction Agreement is not intended to be, and should not be relied upon as, disclosures regarding any facts and circumstances relating to Telesat. The representations, warranties and covenants contained in the Transaction Agreement have been made solely for the purposes of the Transaction Agreement and as of specific dates; were solely for the benefit of the parties to the Transaction Agreement; are not intended as statements of fact to be relied upon by Telesat shareholders or other security holders, but rather as a way of allocating the risk between the parties in the event the statements therein prove to be inaccurate; have been modified or qualified by certain confidential disclosures that were made between the parties in connection with the negotiation of the Transaction Agreement, which disclosures are not reflected in the Transaction Agreement itself; may no longer be true as of a given date; and may apply standards of materiality in a way that is different from what may be viewed as material by shareholders or other security holders. Security holders are not third-party beneficiaries under the Transaction Agreement and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of any actual state of facts or of the condition of Telesat. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Transaction Agreement, which subsequent information may or may not be fully reflected in Telesat’s public disclosures. Telesat acknowledges that, notwithstanding the inclusion of the foregoing cautionary statements, it is responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements in this Current Report on Form 6-K not misleading.

Voting Support Agreement

As a condition and inducement to the willingness of PSP Investments to enter into the Transaction Agreement, MHR is entering into a voting support agreement (the “Voting Support Agreement”) with Telesat and PSP Investments pursuant to which, among other things, MHR has agreed to (i) vote in favor of the Transaction an amount of shares of Loral voting common stock equal to 30% of Loral’s voting common stock outstanding and (ii) certain covenants with respect to the solicitation of alternative transactions and cooperation with respect to regulatory approvals, in each case to the extent of PSP Investments’ covenants with respect to such matters under the Transaction Agreement.

The foregoing description of the Voting Support Agreement is not complete and is qualified in its entirety by reference to the Voting Support Agreement, which is filed as Exhibit 99.4 hereto and is incorporated herein by reference.

Full and Final Release and Amendment of Tolling Agreement

Loral has asserted certain claims against PSP Investments arising out of PSP Investments’ actions in certain previous transaction processes relating to Telesat. PSP Investments has asserted various counterclaims and the parties have entered into a series of tolling agreements preventing those claims from being terminated due to the passing of the statute of limitations while negotiating the Transaction Agreement. In connection with the signing of the Transaction Agreement, the parties will sign a mutual release that will release those claims on the first to occur of the closing of the Transaction or the termination of the Transaction Agreement due to Loral’s material breach (the “Release and Amendment of Tolling Agreement”).

The foregoing description of the Release and Amendment of Tolling Agreement is not complete and is qualified in its entirety by reference to the Release and Amendment of Tolling Agreement, which is filed as Exhibit 99.5 hereto and is incorporated herein by reference.

Press Release

The Company issued a press release on November 24, 2020 announcing its entry into the Transaction Agreement, which is filed as Exhibit 99.6 hereto and is incorporated herein by reference.

Cautionary Statement Regarding Forward-Looking Information

This Current Report on Form 6-K contains statements that are not based on historical fact and are “forward-looking statements’’ within the meaning of the Private Securities Litigation Reform Act of 1995. When used herein, statements which are not historical in nature, or which contain the words “will,” “aim,” “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “possible,” “project,” “seek,” “should,” “target,” “would” or similar expressions, are forward-looking statements. Actual results may differ materially from the expectations expressed or implied in the forward-looking statements as a result of known and unknown risks and uncertainties.

These forward-looking statements are based on Telesat’s current expectations and are subject to a number of risks, uncertainties and assumptions. These statements are not guarantees of future performance and are subject to risks, uncertainties and other factors, some of which are beyond Telesat’s control, are difficult to predict, and could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements. Known risks and uncertainties include but are not limited to: risks associated with operating satellites and providing satellite services, including satellite construction or launch delays, launch failures, in-orbit failures or impaired satellite performance; the impact of COVID-19 on Telesat’s business and the economic environment; the ability to deploy successfully an advanced global Low Earth Orbit (“LEO”) satellite constellation, and the timing of any such deployment; the availability of government and/or other funding for the LEO satellite constellation; the receipt of proceeds in relation to the re-allocation of C-band spectrum; volatility in exchange rates; the ability to expand Telesat’s existing satellite utilization; risks associated with domestic and foreign government regulation; the ability to obtain regulatory approvals and Loral’s ability to obtain the stockholder approval required to consummate the Transaction and the timing of such approvals and the closing of the Transaction, including the risk that the conditions to the Transaction are not satisfied on a timely basis or at all; the ability to complete the Transaction on the expected terms and timing or at all; the outcome of any legal proceedings that may be instituted against Telesat, the other parties and others related to the Transaction; unanticipated difficulties or expenditures relating to the Transaction; the risk that expected benefits and growth prospects of the Transaction may not be achieved in a timely manner or at all; the risk that disruption from the Transaction may adversely affect Telesat’s business and its relationships with customers, suppliers or employees; and risks relating to the value of the shares of New Telesat and limited partnership units of Telesat Partnership LP to be issued in connection with the Transaction. The foregoing list of important factors is not exhaustive.

Telesat believes these forward-looking statements are reasonable; however, you should not place undue reliance on any forward-looking statements, which are based on current expectations. Furthermore, forward-looking statements speak only as of the date they are made. Additional risks are detailed in Telesat’s Annual Report on Form 20-F for the fiscal year ended December 31, 2019, filed with the SEC on February 27, 2020, including, without limitation, those described under “Risk factors,” as updated by any Current Reports on Form 6-K and future filings with the SEC. Except as may be required by applicable law, Telesat does not undertake any obligation to update or revise these forward-looking statements to reflect future events or circumstances.

Important Additional Information and Where to Find It

In connection with the Transaction, New Telesat and Telesat Partnership will file with the SEC a registration statement on Form F-4 that will contain a prospectus relating to the issuance of the shares of New Telesat and limited partnership units of Telesat Partnership in connection with the Transaction. The registration statement will also include a proxy statement of Loral which will be sent to the stockholders of Loral in connection with the Transaction. New Telesat and Telesat Partnership will also file a Canadian prospectus with the requisite Canadian securities authorities in connection with the Transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM F-4 AND THE RELATED PROXY STATEMENT/PROSPECTUS, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION, WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT TELESAT, NEW TELESAT, TELESAT PARTNERSHIP, LORAL AND THE PROPOSED TRANSACTION.

Investors and security holders may obtain copies of these documents when they become available free of charge through the website maintained by the SEC at www.sec.gov and, for those documents filed with Canadian securities regulations, at the System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com, or from Telesat at its website, www.telesat.com, under the heading Investors or from Loral at its website, www.loral.com, under the heading Investors. Documents filed with the SEC by Telesat will be available free of charge by accessing Telesat’s website at https://www.telesat.com/investor-relations/, or, alternatively, by directing a request by telephone or mail to Telesat at Investor Relations, 160 Elgin Street, Suite 2100, Ottawa, Ontario, Canada K2P 2P7, and documents filed with the SEC by Loral will be available free of charge by accessing Loral’s website at www.loral.com under the heading Investors or, alternatively, by directing a request by telephone or mail to Loral at Investor Relations, Loral Space & Communications Inc., 600 Fifth Avenue, New York, New York 10020.

This Current Report on Form 6-K shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Participants in the Solicitation

Telesat and Loral and certain of their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from the stockholders of Loral in respect of the proposed Transaction under the rules of the SEC. Information about Loral’s directors and executive officers is available in Loral’s Annual Report on Form 10-K, as filed with the SEC on March 12, 2020, as amended on March 26, 2020 and certain of its Current Reports on Form 8-K. Information about Telesat’s directors and executive officers is available in Telesat’s Annual Report on Form 20-F, filed with the SEC on February 27, 2020. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the Transaction when they become available. Investors should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Loral or Telesat using the sources indicated above.

Exhibit Index

No.	Description

99.1	Investor Rights Agreement, dated as of November 23, 2020, by and between Telesat Corporation and certain funds managed by MHR Fund Management LLC
99.2	Investor Rights Agreement, dated as of November 23, 2020, by and between Telesat Corporation and Public Sector Pension Investment Board
99.3	Transaction Agreement and Plan of Merger, dated as of November 23, 2020, by and among Telesat Canada, Telesat Corporation, Telesat Partnership LP, Telesat CanHold Corporation, Lion Combination Sub Corporation, Loral Space & Communications Inc., Public Sector Pension Investment Board and Red Isle Private Investments Inc.*
99.4	Voting Support Agreement, dated as of November 23, 2020, by and among Telesat Canada, certain funds managed by MHR Fund Management LLC and Public Sector Pension Investment Board
99.5	Full and Final Release and Amendment of Tolling Agreement, dated as of November 23, 2020, by and among Public Sector Pension Investment Board, Red Isle Private Investments Inc., Loral Space & Communications Inc., Loral Holdings Corporation, MHR Fund Management LLC and Telesat Canada
99.6	Press Release of Telesat Canada issued on November 24, 2020

*	Certain exhibits and disclosure schedules to the Transaction Agreement and the redacted portion of the filed disclosure schedules attached as part of Exhibit 99.1 have been omitted pursuant to Item 601(b)(2) of Regulation S-K. Telesat agrees to furnish supplementally to the SEC a copy of any omitted schedule upon request.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELESAT CANADA (Registrant)

November 25, 2020	By:	/s/ CHRISTOPHER S. DIFRANCESCO
	Name:	Christopher S. DiFrancesco
	Title:	Vice President, General Counsel and Secretary